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                              April 14, 2021

       Marshall Fordyce, M.D.
       Chief Executive Officer and President
       Vera Therapeutics, Inc.
       170 Harbor Way, 3rd Floor
       South San Francisco, California 94080

                                                        Re: Vera Therapeutics,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 19,
2021
                                                            CIK No. 0001831828

       Dear Dr. Fordyce:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Our Product Candidate: Atacicept, page 1

   1. We note your disclosures here and throughout the prospectus that atacicept has demonstrated an
"acceptable" safety and tolerability profile and has demonstrated
                                                        "efficacy" in certain
indications. To the extent atacicept has not been approved for such indications, please
revise your disclosures to remove any statements that imply that atacicept is safe or
effective, as safety and efficacy are determinations that are solely within the authority of
the FDA or similar foreign regulators.
   2.                                                   Where you discuss the
exclusive license to atacicept from Ares Trading S.A.,
                                                        please disclose the
date that you entered into the license agreement.
 Marshall Fordyce, M.D.
FirstName   LastNameMarshall Fordyce, M.D.
Vera Therapeutics,  Inc.
Comapany
April       NameVera Therapeutics, Inc.
       14, 2021
April 214, 2021 Page 2
Page
FirstName LastName
Prospectus Summary
Overview, page 1

3. Please clarify that you did not conduct the Phase 2a clinical trial of atacicept in patients with IgAN and are instead relying on Merck KGaA's results. Additionally, please disclose in this same paragraph that there were 16 patients in the Phase 2a trial.
Atacicept in LN, page 4

4. We note your disclosure that you observed positive clinical data on multiple measures in a prior Phase 2 clinical trial of atacicept in SLE within the High Disease Activity patient segment. With reference to your disclosure on pages 109-110, please balance the presentation by explaining that atacicept missed its primary endpoint in this Phase 2 clinical trial and briefly discussing the results of prior clinical development of atacicept in
         LN by Merck KGaA.
Use of Proceeds, page 75

5. Please specify how far in the clinical development of atacicept in IgAN and LN you expect to reach with the proceeds of this offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Significant Judgments and Use of Estimates Fair Value of Common Stock, page 90

6. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.
Business
Our Business Principles and Strategy, page 94

7. We note your disclosure that if the Phase 2b clinical trial data are positive, you intend to initiate a pivotal Phase 3 clinical trial in 2023 "with the aim of accelerated approval in the
         United States." With reference to your disclosure on pages 27-28 and 120-121, please revise your disclosure to clarify what the accelerated approval pathway entails.
Phase 2a JANUS Trial of Atacicept in Patients with IgAN, page 102

8. We note your disclosure that the JANUS trial was terminated earlier than planned due to
         Ares    decision to deprioritize the program. Please expand your
disclosure to specify how
         the early termination impacts the results from and reliability of the study, if applicable.
 Marshall Fordyce, M.D.
Vera Therapeutics, Inc.
April 14, 2021
Page 3
Atacicept Safety and Tolerability Profile in the JANUS Trial, page 105

9. We note that one patient who received atacicept 25 mg experienced a severe treatment-
       emergent adverse event ("TEAE") and one patient who received atacicept 25 mg experienced a TEAE that led to discontinued treatment. Please clarify whether the patient who discontinued treatment experienced the severe TEAE. Please also identify the severe
       TEAE.
Atacicept Safety and Tolerability Profile: Integrated Analysis, page 105

10. We note that you provide a table summarizing the treatment-emergent adverse events observed in over 1,500 patients. Please disclose whether any of the treatment-emergent adverse events observed constituted a serious adverse event, and if so, please clearly disclose the event and the number of affected patients.
Safety and Efficacy Profile of Atacicept In SLE, page 110

11. Please expand your disclosure regarding Merck KGaA's communications with the FDA and EMA to clarify how the FDA and EMA "reviewed and endorsed" the Phase
3
       registrational program.
General

12. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Christie Wong at 202-551-3684 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Irene Paik at 202-551-6553 with any other questions.



                                                             Sincerely,
FirstName LastNameMarshall Fordyce, M.D.
                                                             Division of
Corporation Finance
Comapany NameVera Therapeutics, Inc.
                                                             Office of Life
Sciences
April 14, 2021 Page 3
cc:       Jodie Bourdet
FirstName LastName